SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 7 to
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13e-3 of the Securities Exchange Act of 1934 and
                             Rule 13e-3 thereunder)


                              Super 8 Motels, Ltd.
                              (Name of the Issuer)

                              Super 8 Motels, Ltd.
                       Grotewohl Management Services, Inc.
                                 Mark Grotewohl
                       (Name of Persons Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Philip B. Grotewohl
                       Grotewohl Management Services, Inc.
                                  2030 J Street
                              Sacramento, CA 95814
                                 (916) 442-9183
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with:

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to above are preliminary copies: [X]

Calculation of Filing Fee

   Transaction valuation                       Amount of filing fee
   $12,100,000                                 $2,420
   (Based on purchase price of property)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:    $2,420
         Form or Registration No.:  Schedule 14A
         Filing party:              Registrant
         Date Filed:                May 15, 1998


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     This  statement  is  intended to be the final  amendment  to the Rule 13e-3
Transaction Statement filed by Super 8 Motels, Ltd. (the "Issuer"), Grotewohl Management Services, Inc., and Mark Grotewohl on July 28, 1998, as amended by Amendment No. 1 thereto filed on September 22, 1998, Amendment No. 2 thereto filed on November 2, 1998, Amendment No. 3 thereto filed on November 12, 1998, Amendment No. 4 thereto filed on November 17, 1998, Amendment No. 5 thereto filed on December 15, 1998 and Amendment No. 6 thereto filed on March 4, 1999 (collectively, the "Transaction Statements"). The subject of the Transaction Statements was the sale of the property of the Issuer on the terms described in the Transactions Statements.

     The sale of the property of the Issuer (consisting of the motel located in Modesto, California and the related assets, the motel located in Sacramento County, California and the related assets, and the motel located in South San Francisco, California and the related assets, as described in the Transaction Statements) was approved by a majority-in-interest of the limited partners of the Issuer. Effective February 22, 1999, the Modesto motel and the related assets were sold by the Issuer to the purchaser described in the Transaction Statements. Effective March 24, 1999, the Sacramento County motel and the related assets, and the South San Francisco motel and the related assets, were sold by the Issuer to the purchaser described in the Transaction Statements, and the Issuer was dissolved. Upon completion of its winding-up activities, the Issuer will be terminated.

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




                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated the 26th day of March, 1999        SUPER 8 MOTELS, LTD.,
                                         A CALIFORNIA LIMITED PARTNERSHIP


                                         By: Grotewohl Management Services, Inc.
                                             General Partner

                                             By:      /S/ PHILIP B GROTEWOHL
                                                      Philip B. Grotewohl

                                         GROTEWOHL MANAGEMENT SERVICES, INC.

                                             By:      /S/ PHILIP B GROTEWOHL
                                                      Philip B. Grotewohl

                                            /s/ MARK GROTEWOHL


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